SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._______)*



                               DRYPERS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002624971
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Barry M. Davis, Davis Venture Partners,
                  320 South Boston, Tulsa, Oklahoma, 74103-3703
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 23, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 23 Pages
                              Exhibit Index on Page


--------------------------------------------------------                     ---------------------------------------
CUSIP NO. 0002624971                                             13 D                   Page 2 of 23 Pages
--------------------------------------------------------                     ---------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Davis Venture Partners, L.P. ("DVP")
                     Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)    [ ]       (b)    [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------

4           SOURCE OF FUNDS*
            WC of DVP
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                    Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         1,514,000 shares of Common Stock of
           BENEFICIALLY                      which  1,100,000 shares are  Common
          OWNED BY EACH                      Stock  issuable  upon conversion of
            REPORTING                        Preferred Stock.
             PERSON
              WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             Please see response to row 7.
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             1,514,000 shares of Common Stock of
                                             which  1,100,000  shares are Common
                                             Stock  issuable upon  conversion of
                                             Preferred Stock.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             Please see response to row 9.
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,514,000
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                   18.29%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                   PN
----------- --------------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------                     ---------------------------------------
CUSIP NO. 0002624971                                             13 D                   Page 3 of 23 Pages
--------------------------------------------------------                     ---------------------------------------

----------- --------------------------------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Davis Venture Group, L.P. ("DVG")
                     Tax ID Number:
----------- --------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a)    [ ]       (b)    [X]
----------- --------------------------------------------------------------------------------------------------------

3           SEC USE ONLY
----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            N/A
----------- --------------------------------------------------------------------------------------------------------

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
            2(d) OR 2(e)                                                                  [ ]
----------- --------------------------------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                    Delaware
----------- --------------------------------------------------------------------------------------------------------

            NUMBER OF               7        SOLE VOTING POWER
              SHARES                         1,514,000 shares of Common Stock of which 1,100,000 shares are Common
           BENEFICIALLY                      Stock issuable upon conversion of Preferred Stock, all of which are
          OWNED BY EACH                      directly  owned  by DVP.  DVG is the  general
            REPORTING                        partner  of DVP and may be  deemed to have  shared  voting
              PERSON                         power with respect to such shares.
               WITH
                                    -------- -----------------------------------------------------------------------

                                    8        SHARED VOTING POWER
                                             0 shares
                                    -------- -----------------------------------------------------------------------

                                    9        SOLE DISPOSITIVE POWER
                                             1,514,000 shares of Common Stock of
                                             which  1,100,000  shares are Common
                                             Stock  issuable upon  conversion of
                                             Preferred  Stock,  all of which are
                                             directly  owned by DVP.  DVG is the
                                             general  partner  of DVP and may be
                                             deemed to have  shared  dispositive
                                             power with respect to such shares.
                                    -------- -----------------------------------------------------------------------

                                    10       SHARED DISPOSITIVE POWER
                                             0 shares
----------------------------------- -------- -----------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,514,000
----------- --------------------------------------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                                                     [ ]
----------- --------------------------------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                                                   18.29%
----------- --------------------------------------------------------------------------------------------------------

14          TYPE OR REPORTING PERSON*
                                                                                                   PN
----------- --------------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 23 Pages

         The event requiring the filing of this Statement on 13(D) was the acquisition on February 23, 1996 by DVP of 11,000 shares of Sr. Convertible Cumulative 7.5% Preferred Stock, at $100 per share, directly from the issuer. Prior to such acquisition, ownership of issuer Common Stock was reported annually on Schedule 13(G) pursuant to Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER.

                  Common Stock

                  Drypers Corporation
                  1415 West Loop North
                  Houston, Texas  77055

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is filed by Davis Venture Partners, L.P., a Delaware limited partnership ("DVP") and Davis Venture Group, L.P., a Delaware limited partnership ("DVG"). DVG is the general partner of DVP, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DVP. The foregoing entities are collectively referred to as the "Reporting Persons."

                  DVP is a venture capital investment partnership and DVG serves as its general partner. The principal business address for DVP and DVG is 320 South Boston, Tulsa, Oklahoma 74103-3703.

                  Pursuant to General Instruction C for Schedule 13D, set forth below is certain information regarding each general partner of DVG.

                  The general partners of DVG are Barry Davis, Philip Tuttle, Michael Stone and Elmer Wilkening. Each is a US citizen and each of their principal occupation is to serve as a general partner of DVG. The principal business address for Messrs. Davis and Wilkening is 320 South Boston, Tulsa, Oklahoma 74103-3703. The principal business address for Mr. Tuttle, is Suite 12 Greenway Plaza, Suite 600, Houston, Texas 77046, and the principal business address for Mr. Stone is 2121 San Jacinto St. Suite 250, Dallas, Texas 75201.

                  During the last five years, none of DVG, DVP nor any of the individuals listed in response to Instruction C, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoing future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                                              Page 5 of 23 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate amount of funds used by DVP to purchase 11,000 shares of 7.5% Sr. Convertible Cumulative 7.5% Preferred Stock was $1,100,000. The source of such funds was the working capital of DVP and no part of the purchase price for the securities consisted of borrowed funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  General venture capital investment. The 11,000 shares of 7.5% Senior Convertible Preferred Stock is convertible at DVP's option at any time into 1,100,000 shares of Common Stock. DVP intends to review continuously its equity position in the issuer. Depending upon future evaluations of the business prospects of the issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DVP may determine to increase or decrease its equity interest in the issuer by acquiring additional shares of Preferred Stock or Common Stock or by disposing of all or a portion of its holdings of Preferred Stock or Common Stock, but to any applicable legal and contractual restrictions on its ability to do so. Except as set forth herein, DVP does not have any plans or proposals which would relate to or result in any of the matters described in Items 4(a)-(j).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a)  See cover pages, row 11 for each Reporting Person.

                  (b)  See cover pages, rows 7-10 for each Reporting Person.

                  (c) There have been no transactions by any Reporting Person in the last 60 days from the date of this Statement (or within 60 days of the event requiring the filing of Statement).Under certain circumstances set forth in the limited partnership agreement of DVG and DVP, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

                  None of the individuals named in response to Instruction C for
                  Item 2 own securities of the issuer other than Mr. Tuttle, who has been issued options to purchase 6,000 shares of Common Stock at $5.875 per share and 16,000 shares of Common Stock at $3.75 per share, and Mr. Wilkening, who owns 7,000 shares of Common Stock, constituting less than .01% of outstanding shares, over which he has sole voting and dispositive power. Mr. Wilkening used personal funds (none of which were borrowed) to purchase such shares. None of the individuals named in response to Instruction C for Item 2 have had transactions in the securities of the issuer within the last 60 days or within 60 days of the event requiring the filing of this Schedule 13D.

                                                              Page 6 of 23 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Mr. Tuttle is a member of the Drypers Corporation Board of Directors.

                  DVP, together with the other purchasers of 7.5% Senior Convertible Preferred Stock, was given certain registration rights with respect to the Common Stock issuable upon conversion of the Preferred Stock. See Exhibit B--Registration Rights Agreement.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A-1 Joint Filing Agreement
                  Exhibit A-2 Registration Rights Agreement dated as of February 23, 1996.


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997



DAVIS VENTURE GROUP, L.P.


By: /S/ Barry M. Davis
   --------------------------------
    Barry M. Davis, General Partner



DAVIS VENTURE PARTNERS, L.P.
By DAVIS VENTURE GROUP, L.P.


By: /S/ Barry M. Davis
   --------------------------------
    Barry M. Davis, General Partner

                                                              Page 7 of 23 Pages

                                  EXHIBIT INDEX



                                                                    Found on
                                                                  Sequentially
Exhibit                                                           Numbered Page
-------                                                           -------------
Exhibit A:  Agreement of Joint Filing                                Page 9
Exhibit B:  Registration Rights Agreement                            Page 10

                                                              Page 8 of 23 Pages

                                    EXHIBIT A



                            Agreement of Joint Filing



                  The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Drypers Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  October 23, 1997


                                        /S/ Barry M. Davis
                                        ----------------------------------------
                                        Barry  M.  Davis,  on  behalf  of  Davis
                                        Venture Partners,  L.P., in his capacity
                                        as a general  partner  of Davis  Venture
                                        Group L.P., the general partner of Davis
                                        Venture Partners, L.P., and on behalf of
                                        Davis  Venture   Group,   L.P.,  in  his
                                        capacity as a general partner thereof.

                                                              Page 9 of 23 Pages

                                    EXHIBIT B


                          REGISTRATION RIGHTS AGREEMENT



                  This REGISTRATION RIGHTS AGREEMENT (this  "Agreement"),  dated as of February __, 1996, by and between Drypers Corporation. a Delaware corporation (the "Company"), and Equus 1I Incorporated, Davis Venture Partners, Triad Ventures Limited II, L.P., Heartland Advisors, Inc., Antar & Co., Meridian Fund, Ltd., T. Jack Gainer, Jr. and Joe D. Tanner (collectively, the "Investors");

                                   WITNESSETH:

                  WHEREAS, the Company and the Investors are entering into a stock purchase agreement of even date herewith (the "Stock Purchase Agreement") relating to the purchase by the Investors of an aggregate of 90,000 shares of Senior Convertible Cumulative 7.5% Preferred Stock, par value $.01 per share, of the Company (the "Senior Convertible Cumulative 7.5% Preferred Stock"); and

                  WHEREAS, the Certificate of Designations relating to the Senior Cumulative 7.5% Preferred Stock provides that each share of such stock shall be convertible, at the option of the holder, into 100 shares (as may be adjusted from time to time in accordance with the Certificate of Designations) of Common Stock of the Company, par value $.001 per share (the "Common Stock"); and

                  WHEREAS, in order to induce the Investors to enter into the Stock Purchase Agreement, the Company desires to grant certain registration rights to the Investors for the shares of Common Stock into which the Senior Cumulative 7.5% Preferred Stock may be converted;

                  NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                  1.   Definitions.

                  As used herein, the following terms have the indicated meanings, unless the context otherwise requires:

                  "Act" means the Securities Act of 1933, as amended.

                  "Commission" means the Securities and Exchange Commission.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Holder" means an investor or any transferee thereof.

                                                             Page 10 of 23 Pages

                  "Registrable Securities" means the shares of Common Stock and other securities issued or issuable by the Company to the Holders upon conversion of or payment of dividends on the Senior Cumulative 7.5% Preferred Stock, any other securities issued or issuable by the Company with respect to such shares by way of a stock dividend or other distribution or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization. Any Registrable Securities will cease to be such when (i) a registration statement covering such Registrable Securities has been declared effective by the Securities and Exchange Commission and such Registrable Securities have been disposed of pursuant to such effective registration statement, (ii) such Registrable Securities are distributed to the public pursuant to Rule 144 (or any similar provision then in force) under the Act or (iii) the Company has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing the legend required pursuant to the Purchase Agreement and such Registrable Securities may be resold to the public without restriction under the Act in accordance with Rule 144(k).

                  "Selling Holder" means an Investor or transferee thereof who is selling Registrable Securities pursuant to a registration statement.

                  2. Piggy-Back Registration.

                           (a) If the Company  proposes  to file a  registration
statement under the Act with respect to an offering by the Company for its own account or for the account of any other person or entity of any class of equity security, including any security convertible into or exchangeable for any equity securities (other than (i) a registration statement on Form S-4 or S-8 (or any substitute form for comparable purposes that may be adopted by the Commission),
(ii) any amendment to the Company's registration statement No. 33-70098, (iii) a registration statement filed in connection with an exchange offer or an offering of securities solely to the Company's existing security holders), or (iv) in connection with the registration statement that is on a form pursuant to which an offering of the Registrable Securities cannot be registered), then the Company shall in each case give written notice of such proposed filing to the Holders of Registrable Securities at least twenty (20) days before the anticipated filing date, and such notice shall offer such Holders the opportunity to register such number of Registrable Securities as each such Holder may request. Upon the written request of any Holder received by the Company within 10 business days after the date of the Company's delivery of its notice to the Holder of its intention to file such a registration statement, subject to the conditions and in accordance with the procedures set forth herein, the Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Registrable Securities requested by the Holder to be included in the registration statement for such offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering indicates in writing to the Holders its reasonable belief that because of the size of the offering intended to be made, the inclusion of the Registrable Securities requested to be included might reasonably be expected to jeopardize the success of the offering of the securities of the Company to be offered and sold by the Company for its own account, then the amount of securities to be offered for the account of the Holder shall be reduced on a pro rata basis with all sellers (whether or not such sellers are Holders) other than the Company, to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such

                                                             Page 11 of 23 Pages

managing underwriter or underwriters. The Company will bear all Registration Expenses (as hereinafter defined) in connection with a piggy-back registration.

                           (b) If the  Company at any time files a  registration
statement pursuant to the requirements of Section 3 hereof, the Company shall be entitled to include, in accordance with the proposed method of distribution, shares of Common Stock, subject to Section 3(b) hereof and such conditions as may be determined by the managing underwriter if such sale of shares of Common Stock by the Selling Holders is proposed to be an underwritten offering. Notwithstanding the foregoing, with respect to an underwritten offering, the Company shall be entitled to include in such registration statement only that number of shares of Common Stock that, in the judgment of the managing underwriter, will not adversely affect the proposed public offering of the Registrable Securities.

                           (a) The  Company  may,  without  the  consent  of any
Selling Holder, withdraw any registration statement and abandon any proposed offering initiated by the Company, notwithstanding the request of a Holder to participate therein in accordance with this Section 2, if the Company determines that such action is in the best interests of the Company.

                  3. Demand Registration Rights.

                           (a) Upon the written  request by one or more  Holders
of the Registrable Securities that the Company effect the registration of such Registrable Securities under the Act specifying the aggregate number of shares of Registrable Securities requested to be registered and the intended method or methods of disposition thereof, including the name of the selected managing underwriter, if any, the Company will use its best efforts to file a registration statement covering such Registrable Securities of such Holder or Holders within 30 days after receipt of such request (but in no event later than 45 days after such receipt) and to have such registration statement declared effective within 30 days of filing, for disposition in accordance with the intended method or methods of disposition stated in such request provide, however, that the Company shall not be required to take any action pursuant to this Section 3:

                                    (i) if,  prior to the date of such  request,
the Company shall have effected two registrations pursuant to this Section 3 in which the Selling Holders are able to sell all of the Registrable Securities included in the registration request of such Holders;

                                    (ii)  within a period  of 60 days  after the
effective date of any other registration statement relating to the Common Stock (other than registration statements on Form S-4 or S-8 or similar forms); or


                                    (iii) if the  Registrable  Securities  which
the Company shall have been requested to register shall have a then current market value of less than $1,000,000, unless such registration request is for all remaining Registrable Securities;


provided further, however, that the Company shall be permitted to satisfy its obligations under this Section 3(a) by amending (to the extent permitted by applicable law) any registration statement (including any "shelf" registration statement) previously filed by the Company under the Act so that such registration statement, as amended, shall permit the disposition (in

                                                             Page 12 of 23 Pages

accordance with the intended methods of disposition specified as aforesaid) of the Registrable Securities for which a demand for registration has been made under this Section 3(a).

                           (b) The Company will not include any securities which
are not Registrable Securities in any registration statement without the prior written consent of the Holders of a majority in number of the Registrable Securities covered by such Registration Statement.

                           (c)  If  any  offering  pursuant  to  a  registration
statement  is an  underwritten  offering,  the  Company  will  select a managing underwriter or underwriters to administer the offering, which managing underwriter or underwriters shall be reasonably satisfactory to the Holders of a majority in number of the Registrable Securities to be included in the registration statement.

                           (d) The  Company  shall be  permitted  to  delay  the
filing of any registration statement or delay its effectiveness for a reasonable period of time (not to exceed 120 days) if, in the good faith judgment of the Company, such delay is necessary in light of pending financing transactions, corporate reorganizations or other events involving the Company. The Company shall not be obligated to prepare and file any registration statement pursuant to this Section 3 at any time when the Company, in its good faith judgment, reasonably believes that the filing thereof at the time requested, or the offering of Registrable Securities pursuant thereto, would materially adversely affect a pending or scheduled public offering of securities of the Company or an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction or negotiations or discussions of pending proposals with respect thereto or might materially adversely affect the business or prospects of the Company in view of disclosures that may be required thereby involving any threatened litigation, claim, assessment or governmental investigation or any facts or circumstances relating thereto. Once the cause of such delay is eliminated, the Company shall promptly notify the Holders, and as soon as the Holders request the Company to proceed, the Company shall use its best efforts to cause such offering to be registered under the Act and qualify under the securities laws of such states that may be required.

                           (e) The  Company  shall not be required to furnish or
have prepared any audited financial statements, except audited financial statements prepared in the ordinary course of its business. Any request by a Holder pursuant to this Agreement for registration of the offering, sale and delivery of Registrable Securities shall provide that the Holder: (i) has a present intention to sell such Registrable Securities; (ii) agrees to execute all consents, powers of attorney, registration statements and other documents required in order to cause such registration statement to become effective;
(iii) agrees, if the offering is at the market, to give the Company written notice of the first bona fide offering of such Registrable Securities and to use the prospectus forming a part of such registration statement for only a period of 90 days; and (iv) subject to adverse events regarding the selling price of the Registrable Securities, agrees to utilize the proposed method of distribution of the Registrable Securities. The Holders agree that, in disposing of the Registrable Securities owned by them, each of them will comply with

                                                             Page 13 of 23 Pages

Rules 10b-2, 10b-6 and 10b-7 and any other applicable rules promulgated by the Commission under the Exchange Act.

                  4. Restrictions on Public Sale by Holder of Registrable Securities.

                  To the extent not inconsistent with applicable law, the Holder agrees not to effect any public sale or distribution of the security being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Act, during the 90-day period (or such shorter period as may be required by the Company or the managing underwriter or underwriters with respect to the Company or any officer or director or shareholder of the Company) beginning on the effective date of a registration statement other than a shelf registration statement (except, in each case, as part of such registration), if and to the extent requested by the Company in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering.

                  5. Registration Procedures.

                  Whenever the Holder has requested that any Registrable Securities be included in a registration pursuant to Section 2 or 3 hereof, the Company shall (unless such registration statement is not filed or is withdrawn) use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as soon as reasonably practicable, and in connection with any such request, the Company shall (unless such registration statement is not filed or is withdrawn):

                           (a) (i) prior to filing a  registration  statement or
prospectus or any amendments or supplements thereto, furnish to each Selling Holder and counsel selected by each Holder copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel, (ii) furnish to the Selling Holder, prior to filing a registration statement, copies of such registration statement as proposed to be filed, and thereafter furnish to the Selling Holder such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as the Selling Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Selling Holder, and (iii) after the filing of the registration statement, promptly notify the Selling Holder of Registrable Securities covered by such registration statement of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

                           (b) use its best  efforts to register or qualify such
Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Selling Holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Selling Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Selling Holder; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (b), (ii) subject itself to taxation in any

                                                             Page 14 of 23 Pages

such jurisdiction where it is not then so subject or (iii) consent to general service of process in any such jurisdiction;

                           (c) use its best  efforts to cause  such  Registrable
Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Selling Holder thereof to consummate the disposition of such Registrable Securities;

                           (d) notify  the  Selling  Holder,  at any time when a
prospectus relating thereto is required to be delivered under the Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly make available to the Selling Holder any such supplement or amendment;

                           (e)  enter  into or  arrange  for the  furnishing  of
customary agreements and documents (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

                           (f) make  available  for  inspection  by the  Selling
Holder, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by the Selling Holder or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's and its subsidiaries' officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement. The Selling
Holder agrees that information obtained by it as a result of such inspections which is material and deemed confidential shall not be used by it as the basis for any market transactions in securities of the Company unless and until such is made generally available to the public. The Selling Holder further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

                           (g) otherwise  comply with all  applicable  rules and
regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of
Section 11(a) of the Act; and

                           (h)  use  its  best   efforts   to  cause   all  such
Registrable Securities to be quoted on the Nasdaq SmallCap Market System or to be listed on any securities exchange on which the Common Stock is then listed.

                                                             Page 15 of 23 Pages

                  The Company may require the Selling Holder as to which any registration is being effected to furnish to the Company such information regarding the Selling Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing and such other information as may be legally required in connection with such registration.

                  The Selling Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(d) hereof, the Selling Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until the Selling Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(d) hereof, and, if so directed by the Company, the Selling Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in the Selling Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. The Selling Holder also agrees to notify the Company of any event relating to the Selling Holder that occurs that would require the preparation of a supplement or amendment to the prospectus so that such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                  6. Registration Expenses.

                  All expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), rating agency fees, printing expenses, messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the fees and expenses incurred in connection with the listing of the securities to be registered on the Nasdaq SmallCap Market System and all securities exchanges on which similar securities issued by the Company are then quoted or listed, and fees and disbursements of counsel for the Company and its independent public accountants (including the expenses of any special audit or comfort letters required by or incident to such performance), securities act liability insurance (if the Company elects to obtain such insurance), the fees and expenses of any special experts retained by the Company in connection with such registration, and fees and expenses of other persons retained by the Company, in connection with each registration hereunder (but not including any underwriting discounts or commissions attributable to the sale of Registrable Securities or the fees and expenses of counsel for the Selling Holder) (collectively, the "Registration Expenses") will be borne by the Company.

                  7. Indemnification; Contribution.

                           (a)  Indemnification  by the  Company.  To the extent
permitted by applicable law, the Company agrees to indemnify and hold harmless each Selling Holder, its officers, directors, partners, attorneys and agents and each person, if any, who controls a Selling Holder within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages (whether in contract, tort or otherwise), liabilities and expenses (including reasonable costs of investigation) whatsoever (as incurred or suffered)

                                                             Page 16 of 23 Pages

arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of, or are based upon, any such untrue statement or omission or allegation thereof based upon information furnished in writing to the Company by such Selling Holder or on behalf of such Selling Holder expressly for use therein and provided, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, the indemnity agreement contained in this paragraph shall not apply to the extent that any such loss, claim, damage, liability or expense results from the fact that a current copy of the prospectus was not sent or given to the person asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the Registrable Securities concerned to such person if it is determined that the Company had previously provided such Selling Holder with such current copy of the prospectus, it was the responsibility of such Selling Holder to provide such person with such current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such loss, claim, damage, liability or expense. The Company also agrees to indemnify any underwriters of the Registrable Securities, their officers, partners and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Selling Holder provided in this
Section 7 or such other indemnification customarily obtained by underwriters at the time of offering.

                           (b) Conduct of  Indemnification  Proceedings.  If any
action or proceeding (including any governmental investigation) shall be brought or asserted against a Selling Holder (or its officers, directors, partners, attorneys or agents) or any person controlling such Selling Holder in respect of which indemnity may be sought from the Company, the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Selling Holder, and shall assume the payment of all expenses. Each Selling Holder or any controlling person of a Selling Holder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Selling Holder or such controlling person unless (i) the Company has agreed to pay such fees and expenses or (ii) the named parties to any such action or proceeding (including any impleaded parties) include both the Selling Holder or such controlling person and the Company, and the Selling Holder or such controlling person shall have been advised by counsel that there may be one or more legal defenses available to such Selling Holder or such controlling person which are different from or additional to those available to the Company (in which case, if such Selling Holder or such controlling person notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Selling Holder or such controlling person; it being understood, however, that the Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for each Selling Holder, which firm shall be designated in writing by such Selling Holder). The Company

                                                             Page 17 of 23 Pages

shall not be liable for any settlement of any such action or proceeding effected without the Company's written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Company agrees to indemnify and hold harmless each Selling Holder and controlling person from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment.

                           (c)   Indemnification   by  Holder   of   Registrable
Securities. The Selling Holder agrees to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Selling Holder, but only with respect to information furnished in writing by the Selling Holder or on the Selling Holder's behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus. In case any action or proceeding shall be brought against the Company or its directors or officers, or any such controlling person, in respect of which indemnity may be sought against a Selling Holder, such Selling Holder shall have the rights and duties given to the Company, and the Company or its directors or officers or such controlling person shall have the rights and duties given to a Selling Holder, by the preceding paragraph. The Selling Holder also agrees that it will enter into an indemnity agreement to indemnify and hold harmless underwriters of the Registrable Securities, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Company provided in this Section 7(c). Notwithstanding the foregoing, the liability of a Selling Holder for all claims pursuant to this
Section 7(c) shall not exceed the amount of the aggregate proceeds to the Selling Holder from such offering.

                           (d) Contributions.  If the  indemnification  provided
for in this Section 7 is unavailable to the Company, a Selling Holder or the underwriters in respect of any losses, claims, damages, liabilities or judgments referred to herein, then each such indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and judgments (i) as between the Company and such Selling Holder on the one hand and the underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and a Selling Holder on the one hand and the underwriters on the other from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and such Selling Holder on the one hand and of the underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or judgments, as well as any other relevant equitable considerations and (ii) as between the Company, on the one hand, and a Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of such Selling Holder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and a Selling Holder on the one hand and the underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company and such Selling Holder bear to the total underwriting discounts and commissions received by the underwriters, in each case as set forth in the table on

                                                             Page 18 of 23 Pages

the cover page of the prospectus. The relative fault of the Company and such Selling Holder on the one hand and of the underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and such Selling Holder or by the underwriters. The relative fault of the Company on the one hand and of such Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  The Company and each Selling Holder agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation (even if the underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities, or judgments referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7(d), no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and a Selling Holder shall not be required to contribute any amount in excess of the amount of the total proceeds to the Selling Holder from such offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                           (e) Indemnification Payments. The indemnification and
contribution required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability are incurred.

                  8. Participation in Underwritten Registrations.

                  No person may participate in any underwritten registration hereunder unless such person (a) agrees to sell such person's securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement.

                                                             Page 19 of 23 Pages

                  9. Rule 144 and Reports.

                  The Company covenants that, upon any registration statement covering Company securities becoming effective, it will file the reports required to be filed by it under the Act and the Exchange Act, and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Holder of Registrable Securities, make publicly available other information so long as necessary to permit sales under Rule 144 under the Act), and it will take such other action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Act within the limitation of the exemptions provided by (a) Rule 144 under the Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements. Additionally, the Company will make generally available to its security holders an earning statement satisfying the provisions of Section 11(a) of the Act no later than 45 days after the end of the 12-month period beginning with the first day of the Company's first fiscal quarter commencing after the effective date of any registration statement including Registrable Securities.

                  10. Miscellaneous.

                           (a) Binding Effect. Unless otherwise provided herein,
the provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, transferees, successors and assigns. Without limitation of the foregoing, the rights and obligations of a Holder hereunder shall be freely transferable and assignable, without any action of the Company, to any transferee of the Registrable Securities.

                           (b)  Amendment.  This  Agreement  may be  amended  or
terminated only by a written instrument signed by the Company and each of the Holders.

                           (c) Applicable Law. The internal laws of the State of
Texas (without regard to choice of law provisions thereof) shall govern the interpretation, validity and performance of the terms of this Agreement.

                           (d) Notices. All notices provided for herein shall be
in writing and shall be deemed to have been duly given if delivered personally, sent via overnight delivery or sent by registered or certified mail, postage prepaid:

                                    (i)     if to the Company, to:

                                            Drypers Corporation
                                            1415 West Loop North
                                            Houston, Texas 77055
                                            Attention: Mr. Walter V. Klemp

                                                             Page 20 of 23 Pages

                                            with a copy to:

                                            Fulbright & Jaworski L.L.P.
                                            1301 McKinney Suite 5100
                                            Houston, Texas 77010
                                            Attention: Mr. Robert F. Gray, Jr.

                                    (ii)    if to the Investors, to each of:
                                            Equus II Incorporated
                                            2929 Allen Parkway, 25th Floor
                                            Houston, Texas 77019
                                            Attention: Mr. Nolan Lehmann

                                            Davis Venture Partners
                                            12 Greenway Plaza, 6th Floor
                                            Houston, Texas 77054
                                            Attention: Mr. Phillip A. Tuttle

                                            Triad Ventures Limited II, L.P.
                                            4600 Post Oak Place, Suite 100
                                            Houston, Texas 77027
                                            Attention: Ms. Mary D. Bass

                                            Heartland Advisors
                                            7990 Milwaukee Street
                                            Milwaukee, Wisconsin 53202
                                            Attention: Mr. Kevin Clark

                                            Antar & Co.
                                            600 Jefferson, Suite 350
                                            Houston, Texas 77002
                                            Attention: Mr. Edward R. Naumes

                                            Meridian Fund, Ltd.
                                            601 Jefferson, Suite 4000
                                            Houston, Texas 77002
                                            Attention: Mr. Robert T. Arnold

                                            Mr. T. Jack Gainer, Jr.
                                            8216 Davington Drive
                                            Dublin, Ohio 430017

                                            Mr. Joe D. Tanner
                                            17507 N.E. 33rd Avenue
                                            Ridgefield, Washington 98642

                                                             Page 21 of 23 Pages

                                            with a copy to:

                                            Baker & Botts, L.L.P.
                                            One Shell Plaza
                                            910 Louisiana Street
                                            Houston, Texas 77002-4995
                                            Attention: Mr. Charles Szalkowski

                           (e)  Counterparts.  This Agreement may be executed in
one or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one instrument.

                           (f) Severability. If any term, provision, covenant or
restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect.

                                                             Page 22 of 23 Pages

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.



                                    DRYPERS CORPORATION



                                    By:_________________________________________
                                         Name:
                                         Title:



                                    EQUUS II INCORPORATED



                                    By:_________________________________________
                                         Name:
                                         Title:



                                    DAVIS VENTURE PARTNERS



                                    By:_________________________________________
                                         Name:
                                         Title:



                                    TRIAD VENTURES LIMITED II, L.P.



                                    By:_________________________________________
                                         Name:
                                         Title:



                                    HEARTLAND ADVISORS



                                    By:_________________________________________
                                         Name:
                                         Title:

                                                             Page 23 of 23 Pages

                                    ANTAR & CO.



                                    By:_________________________________________
                                           Name:
                                           Title



                                    MERIDIAN FUND, LTD.



                                    By:    Meridian Advisors, Ltd., as General
                                           Partner of Meridian Fund, Ltd.


                                    By:    Meridian, Inc., as General
                                           Partner of Meridian Advisors, Ltd.



                                    By:_________________________________________
                                           Name:
                                           Title:


                                    /s/ T. Jack Gainer, Jr.
                                    ____________________________________________
                                    T. Jack Gainer, Jr.


                                    /s/ Joe D. Tanner
                                    ____________________________________________
                                    Joe D. Tanner